UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: Orckit Announces 2011 Annual General Meeting, dated September 1, 2011.

Exhibit 99.2	Notice of 2011 Annual General Meeting of Shareholders and Proxy Statement, dated August 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                       ORCKIT COMMUNICATIONS LTD.

Date: September 1, 2011                                              By:/s/ Adam M. Klein
Adam M. Klein for Izhak Tamir,
President, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1 99.2	Press release: Orckit Announces 2011 Annual General Meeting, dated September 1, 2011. Notice of 2011 Annual General Meeting of Shareholders and Proxy Statement, dated August 31, 2011.